1-31-02



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
JAN 29 2002

SEC FILE NUMBER
8-45262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Morgan Stanley Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1585 Broadway
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. John McCormick — (212) 537-2481
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Charles F. Vadala and Robert S. Giambrone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Morgan Stanley Distributors Inc. for the year ended November 30, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Charles F. Vadala

Principal Financial Officer
Title



Robert S. Giambrone

Principal Operations Officer
Title



VINCENT B. TRITTO
NOTARY PUBLIC, State of New York
No. 31-4945451
Qualified in New York County
Commission Expires Dec. 18, 2002

Subscribed to before me this
11th day of January, 2002.

MORGAN STANLEY DISTRIBUTORS INC.

(SEC I.D. No. 8-45262)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


RECEIVED
JAN 29 2002
354

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Morgan Stanley Distributors Inc.

We have audited the accompanying statement of financial condition of Morgan Stanley Distributors Inc., formerly Morgan Stanley Dean Witter Distributors Inc., a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., as of November 30, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley Distributors Inc. at November 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

January 11, 2002

MORGAN STANLEY DISTRIBUTORS INC.
Statement of Financial Condition
November 30, 2001
(dollars in thousands, except share data)

Assets	
Cash and cash equivalents	$ 40,509
Receivables:	
Distribution fees	42,077
Affiliate	162
Other assets	316
Total assets	$ 83,064
Liabilities and Stockholder's Equity	
Liabilities:	
Drafts payable	$ 1,590
Payables:	
Parent	42,602
Affiliates	9,856
Income taxes	263
Accrued sales incentives	14,451
Accounts payable and accrued expenses	5,393
Total liabilities	74,155
Stockholder's equity:	
Common stock, $.01 par value, 1,000 shares authorized and outstanding	-
Additional paid-in capital	4,100
Retained earnings	4,809
Total stockholder's equity	8,909
Total liabilities and stockholder's equity	$ 83,064

See notes to statement of financial condition.

MORGAN STANLEY DISTRIBUTORS INC.
Notes to Statement of Financial Condition
November 30, 2001
(dollars in thousands)

Note 1 - Introduction and Basis of Presentation

Morgan Stanley Distributors Inc. (the "Company"), a registered broker-dealer, is wholly-owned by Morgan Stanley Dean Witter & Co. ("Morgan Stanley" or "Parent"). The Company distributes shares of the Morgan Stanley Funds (the "Funds"), which are sold primarily by Morgan Stanley DW Inc. ("DW Inc."), which is also wholly-owned by Morgan Stanley. The Company earns fees from such distribution activities, in accordance with plans of distribution between the Company and the Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940. The Company, in turn, makes payments to selected broker-dealers, primarily DW Inc., who in turn makes payments to financial advisors who service shareholder accounts.

During 2001, Morgan Stanley Dean Witter Distributors Inc. changed its name to Morgan Stanley Distributors Inc.

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments not held for resale with maturities, when purchased, of approximately three months or less.

Distribution Fees Receivable
Distribution fees represent amounts received under contractual agreements with mutual funds sponsored by an affiliate.

Income Taxes
Income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the statement of financial condition and the income tax basis of assets and liabilities, using currently enacted tax rates. There were no temporary differences, which would give rise to deferred tax assets and liabilities.

Financial Instruments
The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies.

Cash equivalents are carried at cost plus accreted interest, which approximates fair value. Receivables, short-term borrowings and other liabilities are carried at cost, which approximates fair value.

Note 3 - Related Party Transactions

The cost of certain administrative services provided by affiliates is billed to the Company. In addition, the Company had a receivable from an affiliate of $162 for reimbursement of sales-related services provided. Certain other overhead expenses are incurred by affiliates at no cost to the Company.

Payable to Parent represents unsecured short-term financing from Morgan Stanley.

Note 4 - Subordinated Loan Agreement

The Company has a revolving subordinated loan agreement with Morgan Stanley, which entitles it to borrow up to $250,000 on or before January 31, 2002. Borrowings under this agreement would bear interest at the broker call loan rate and would be due on January 31, 2003. There were no borrowings under this facility during the year or outstanding at November 30, 2001.

Note 5 - Regulatory Requirements

The Company is subject to the Uniform Net Capital rules of the Securities and Exchange Commission ("SEC"). Under these rules, the Company is required to maintain minimum Net Capital, as defined, of $250. At November 30, 2001, the Company's Net Capital was $8,432, which exceeded the minimum requirement by $8,182. The Company is exempt from the provisions of Rule 15c3-3 of the SEC.

Note 6 - Litigation

In the normal course of business, the Company has been named as a defendant in various lawsuits. Some of these lawsuits involve claims for substantial amounts. Although the ultimate outcome of these lawsuits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return filed by Morgan Stanley and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the unitary/combined effective tax rates.

Note 8 – September 11th Events

On September 11, 2001, the United States experienced terrorist attacks targeted against New York and Washington, D.C. The attacks in New York resulted in the destruction of the World Trade Center complex, where the Company's headquarters were located, and the temporary closing of the debt and equity financial markets in the United States.

Through the implementation of its business recovery plans, the Company relocated to other facilities. The Company is in the process of evaluating the costs that it will incur as a result of the terrorist attacks, a portion of which it expects to recover through its insurance policies.

During the fourth quarter of fiscal 2001, the Company recorded costs related to the terrorist attacks, which were offset by an expected insurance recovery.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

January 11, 2002

Morgan Stanley Distributors Inc.
1585 Broadway
New York, NY 10036

In planning and performing our audit of the financial statements of Morgan Stanley Distributors Inc., formerly Morgan Stanley Dean Witter Distributors Inc., (the "Company") for the year ended November 30, 2001, on which we issued our report dated January 11, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP